Rosa Vieira
Senior Officer, Client Services
Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 6, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: FRONTEER DEVELOPMENT GROUP INC.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on March 30, 2006.

1.	Proxy

2.	Notice of Annual Meeting of Shareholders

3.	Management Information Circular

4.	Annual Report 2005

5.	Supplemental Mailing List Request Form

6.	Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC.
Per: